Mail Stop 3010

October 27, 2009

VIA USMAIL and FAX (312) 526 - 0447

Mr. Mark J. Parrell
Chief Financial Officer
ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, Illinois 60606

>   **Re: ERP Operating Limited Partnership**
>   **Form 10-K for the year ended 12/31/2008**
>   **Filed on February 26, 2009**
>   **File Nos. 000-24920**

Dear Mr. Mark J. Parrell:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant